Via Facsimile and U.S. Mail
Mail Stop 6010

September 9, 2008

Mr. Paul H. McDonough
Chief Financial Officer
OneBeacon Insurance Group, Ltd.
601 Carlson Parkway
Minnetonka, Minnesota 55305

Re: OneBeacon Insurance Group, Ltd.
        Form 10-K for the Fiscal Year Ended December 31, 2007
        File No. 001-33128

Dear Mr. McDonough:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief